

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 7, 2016

<u>Via E-mail</u>
Ms. Renae Bell
Chief Executive Officer
QMC Systems, Inc.
3995 Hagers Grove Rd.
Salem, OR 97317

**Re: QMC Systems, Inc.
          Amendment No. 2 to Registration Statement on Form S-1
          Filed February 5, 2016
          File No. 333-206157**

Dear Ms. Bell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 2, 2015 letter.

Risk Factors, page 10

You may have limited access to information regarding our business…, page 14

1. We note your disclosure on page 14 that indicates you have no current plans to file a Form 8-A. We further note your disclosure on pages 26 and 34 that you intend to file a Form 8-A within 30-60 days following effectiveness of the registration statement. Please revise to reconcile your disclosure or advise.

Business Operations, page 24

2. We note your response to comment 4. We continue to believe you should revise to more specifically describe your CEO's personal investment network. In addition, please revise

to clarify your statement that the "service will allow clients to access to our President and CEO's personal investment."

Target Markets and Marketing Strategy, page 25

3. We note your response to comment 5 and the revised disclosure. Please revise to more specifically describe the services you intend to provide, including explaining how "exclusive access to a large online portal of investors and an array of educational material" will put potential customers "in touch with trusted parties."

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 43

4. We note from your response and revised disclosure that revenue is recognized in accordance with ASC 606-10-25; however, this guidance is not applicable until the annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period with earlier application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Please revise your disclosure to describe your revenue recognition policy under the current accounting guidance.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Adam S. Tracy, Esq.
        Securities Compliance Group, Ltd.